December 4, 2006

Room 4561

Mr. Edward J. Hayes Jr.
Executive Vice President, Finance and
 Chief Financial Officer
Quantum Corporation
1650 Technology Drive
San Jose, CA 95110

> **Re: Quantum Corporation**
> **Form 10-K for Fiscal Year Ended March 31, 2006**
> **Filed June 12, 2006**
> **File No. 001-13449**

Dear Mr. Hayes:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended March 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates and Policies

Goodwill and Intangible Assets, page 32

1.   We note your disclosure that goodwill is reviewed for impairment on an annual basis. Tell us, and in future filings consider disclosing, your annual goodwill impairment evaluation date and identify your reporting units.

Consolidated Financial Statements

Consolidated Statements of Operations, page 50

2.   We note your classification of a loss on litigation settlement as a non-operating cost. Based on disclosures under Note 14, it appears this cost relates to additional consideration paid to StorageTek for a license granted to you. Please explain in reasonable detail your basis for classifying the cost as non-operating when it appears to be operating in nature.

Notes to Consolidated Financial Statements

Note 13: Income Taxes, page 73

3.   We note that you increased your income tax valuation allowance by approximately $64 million during the year ended March 31, 2006. Please clarify for us where the offsetting charge is recorded in your financial statements.

Note 16: Business Segment Information and Geographic Information, page 77

4.   We note that your Storage Systems Segment incurred operating losses of approximately $53 million, $39 million and $58 million for the fiscal years ended March 31, 2000, 2005 and 2004, respectively. We further note that the Storage Systems Segment contained goodwill of approximately $23 million and intangible assets of approximately $19 million as of March 31, 2006. In view of the recent cumulative operating losses, please clarify how you concluded that impairment of goodwill and intangible assets in the Storage System Segment was not required as of March 31, 2006. Tell us the cash provided by, or used in, operations for each segment in the years 2004, 2005 and 2006. Further, please provide reasonably detailed summaries of your goodwill and other intangible assets impairment evaluations for both of your segments and relate the combined valuations of your segments to the Company's market capitalization. Refer to paragraph 36 of SFAS 142 for goodwill and paragraph 8(e) of SFAS 144 for other intangible assets. We may have further comment.

* * * * * * *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or the undersigned at (202) 551-3730 if you have any questions regarding these comments.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant